SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*
Nanosphere, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
63009F105
(CUSIP Number)
Laura Bermont, Esq.
Lurie Investments, Inc.
440 West Ontario Street
Chicago, Illinois 60654
(312) 466-3750

Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 19, 2008

(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall net be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	63009F105	13D	Page	2	of	18

1	NAMES OF REPORTING PERSONS Lurie Investment Fund, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,361,370

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,361,370

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,361,370

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	13D	Page	3	of	18

1	NAMES OF REPORTING PERSONS Eagle Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,385,694

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,385,694

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,385,694

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	13D	Page	4	of	18

1	NAMES OF REPORTING PERSONS AOQ Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,671,130

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER*

		1,671,130

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,671,130

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	13D	Page	5	of	18

1	NAMES OF REPORTING PERSONS Alfa-Tech, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,267,172

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		1,267,172

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,267,172

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	13D	Page	6	of	18

1	NAMES OF REPORTING PERSONS Lurie Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		54,294

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		54,294

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	54,294

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	63009F105	13D	Page	7	of	18

1	NAMES OF REPORTING PERSONS WASK Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		42,501

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		42,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	42,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	63009F105	13D	Page	8	of	18

1	NAMES OF REPORTING PERSONS LFT Partnership

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		437,849

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		437,849

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	437,849

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	2.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	63009F105	13D	Page	9	of	18

1	NAMES OF REPORTING PERSONS Ann and Robert H. Lurie Foundation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		131,501

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		131,501

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	131,501

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

CUSIP No.	63009F105	13D	Page	10	of	18

1	NAMES OF REPORTING PERSONS Mark Slezak

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States of America

	7	SOLE VOTING POWER

NUMBER OF		24,324

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		6,990,141

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		24,324

WITH	10	SHARED DISPOSITIVE POWER

		6,990,141

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,014,465

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	31.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	63009F105	13D	Page	11	of	18
Explanatory Note: Certain of the Reporting Persons (as defined below) have been filing beneficial ownership reports with respect to the Common Stock of Nanosphere, Inc., on Schedule 13G pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended, and Rule 13d-1(d) thereunder. Due to the acquisition of more than 2% of Nanosphere, Inc.’s outstanding Common Stock during the period described in this Schedule 13D, the Reporting Persons are no longer eligible to file beneficial ownership reports on Schedule 13G and will now be filing reports regarding the Common Stock of Nanosphere, Inc. on Schedule 13D.
Item 1. Security and Issuer.
This statement relates to the common stock, $.01 par value per share (the “Common Stock”) of Nanosphere, Inc., a Delaware corporation, whose principal executive offices are at 4088 Commercial Avenue, Northbrook, Illinois 60062.
Item 2. Identity and Background.
(a)-(f)
This Schedule 13D is being filed jointly by Lurie Investment Fund, L.L.C. (“LIF”), Eagle Capital Management, LLC (“ECM”), Alfa-Tech, LLC (“ATL”), AOQ Trust, WASK Investments, LLC (“WASK”), LFT Partnership (“LFT”), the Ann and Robert H. Lurie Foundation (the “Foundation”), Lurie Investments, Inc. (“LII”) and Mark Slezak (collectively, the “Reporting Persons”). LIF, ECM, ATL and WASK are each Delaware limited liability companies. LII is an Illinois corporation. AOQ Trust is a trust administered under the laws of Illinois. LFT is an Illinois general partnership. The Foundation is an Illinois not-for-profit corporation. Mark Slezak is the investment manager of LFT and the managing member of WASK. Mark Slezak is the sole member of ECM which is the sole managing member of ATL. ECM as the Executive Managing Member of LIF has the sole voting and dispositive power over the shares of Common Stock held by LIF. Mark Slezak is a trustee of the AOQ Trust. Mark Slezak is the chief executive officer and a director of LII. Ann Lurie is the president and a director of LII. The sole stockholder of LII is the Ann Lurie Revocable Trust, a trust administered under the laws of Illinois. The Foundation is a charitable organization of which Ann Lurie is president and a director and Mark Slezak is a vice president and a director. The principal business of each LIF, ECM, ATL, WASK, LII, AOQ Trust and the Ann Lurie Revocable Trust is investments. The principal business of Mark Slezak is acting as an investment advisor to a family investment office. Mr. Slezak is also chairman of the board of directors of the Issuer. The principal business of Ann Lurie is private investments. Mark Slezak and Ann Lurie are citizens of the United States.
The business address for each of the Reporting Persons and each of the other persons named in this Item 2 is 440 West Ontario Street, Chicago, Illinois 60654. None of the Reporting Persons or any of the other persons named in this Item 2 has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
AOQ Trust, using its working capital, purchased 509,737 shares of Common Stock in open market or block purchases through its broker for an aggregate purchase price of $3.54 between November 17, 2008 and November 19, 2008 (such shares, the “AOQ Purchased Shares”).

CUSIP No.	63009F105	13D	Page	12	of	18
LII, using its working capital, purchased 29,970 shares of Common Stock in open market purchases through its broker for an aggregate purchase price of $3.43 on November 20, 2008 and November 21, 2008 (such shares, the “LII Purchased Shares” and collectively with the AOQ Purchased Shares, the “Purchased Shares”).
Item 4. Purpose of Transaction.
The acquisition of the Purchased Shares was effected for the purpose of investing in the Issuer. The Reporting Persons continue to review their investments in the Common Stock and, from time to time, depending upon certain factors, including without limitation, the financial performance of the Issuer, the availability and price of shares of the Common Stock and other general and market conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock.
Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.
Item 5. Interest in Securities of the Issuer.

(a)-(b) Amount beneficially owned:			Percent of class:**
LIF	3,361,370	shares*	15.0%
ECM	3,385,694	shares*	15.1%
ATL	1,267,172	shares	5.7%
AOQ Trust	1,671,130	shares	7.5%
WASK	42,501	shares*	0.2%
Foundation	131,501	shares*	0.6%
LII	54,294	shares	0.2%
LFT	437,849	shares	2.0%
Mark Slezak	7,014,465	shares*	31.3%

*	Includes warrants immediately exercisable to purchase shares of Common Stock as follows: ECM and LIF, 136,340 shares; WASK, 6,015 shares; the Foundation, 18,610 shares; Mark Slezak, 160,965 shares.

**	Based on 22,228,696 shares of Common Stock outstanding as of November 3, 2008 as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, as filed with the Securities and Exchange Commission on November 10, 2008.
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote

LIF	0	shares
ECM	0	shares
ATL	0	shares
AOQ Trust	0	shares
WASK	0	shares
Foundation	0	shares
LII	0	shares
LFT	0	shares
Mark Slezak	24,324	shares

CUSIP No.	63009F105	13D	Page	13	of	18
(ii)	Shared power to vote or to direct the vote

LIF	3,361,370	shares*
ECM	3,385,694	shares*
ATL	1,267,172	shares
AOQ Trust	1,671,130	shares
WASK	42,501	shares*
Foundation	131,501	shares*
LII	54,294	shares
LFT	437,849	shares
Mark Slezak	6,990,141	shares* **
(iii)	Sole power to dispose or direct the disposition of

LIF	0	shares
ECM	0	shares
ATL	0	shares
AOQ Trust	0	shares
WASK	0	shares
Foundation	0	shares
LII	0	shares
LFT	0	shares
Mark Slezak	24,324	shares
(iv)	Shared power to dispose or to direct the disposition of

LIF	3,361,370	shares*
ECM	3,385,694	shares*
ATL	1,267,172	shares
AOQ Trust	1,671,130	shares
WASK	42,501	shares*
Foundation	131,501	shares
LII	54,294	shares
LFT	437,849	shares
Mark Slezak	6,990,141	shares* **

*	Includes warrants immediately exercisable to purchase shares of Common Stock as follows: ECM and LIF, 136,340 shares; WASK, 6,015 shares; the Foundation, 18,610 shares; Mark Slezak, 160,965 shares.

**	Mr. Slezak shares voting and dispositive power over the 1,671,130 shares held by AOQ Trust with Ann Lurie who is also a trustee of AOQ Trust. See Item 2 for more information about Ann Lurie.

CUSIP No.	63009F105	13D	Page	14	of	18

Mark Slezak as (i) the managing member of ECM, which is the executive managing member of LIF and the managing member of ATL, (ii) the managing member of WASK; (iii) the Investment Manager of LFT; (iv) an executive officer and director of LII and the Foundation and (v) a trustee of AOQ Trust may be deemed to be the beneficial owner of the shares of Common Stock held by those entities. Mr. Slezak disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein.
(c)	Except as set forth below, during the last 60 days, no transactions in the Common Stock were effected by the Reporting Persons, other than the following open market purchases by AOQ Trust and LII:

Purchaser	Date	No. of Shares	Price
AOQ Trust	11/17/08	4,300	$3.79
AOQ Trust	11/18/08	14,300	$3.67
AOQ Trust	11/19/08	491,137	$3.53	*
LII	11/20/08	21,572	$3.33
LII	11/21/08	8,398	$3.67

*	This was a block trade.
(d)	No persons other than the Reporting Persons have the right to receive or to direct the power to receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)	Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Not Applicable.
Item 7. Material to be Filed as Exhibits.

Exhibit	Agreement

1.	Joint Filing Agreement, dated as of November 26, 2008, among Lurie Investment Fund, L.L.C., Eagle Capital Management, LLC, Alfa-Tech, LLC, AOQ Trust, WASK Investments, LLC, Lurie Investments, Inc., the Ann and Robert H. Lurie Foundation, LFT Partnership and Mark Slezak.

CUSIP No.	63009F105	13D	Page	15	of	18
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: December 1, 2008

Lurie Investment Fund, L.L.C.

By:	Eagle Capital Management, LLC Executive Managing Member

By:	/s/ Mark Slezak

Mark Slezak Sole Member

Eagle Capital Management, LLC

By:	/s/ Mark Slezak

Mark Slezak Sole Member

Alfa-Tech, LLC

By:	Eagle Capital Management, LLC Managing Member

By:	/s/ Mark Slezak

Mark Slezak Sole Member

AOQ Trust

By:	/s/ Mark Slezak

Mark Slezak Trustee

CUSIP No.	63009F105	13D	Page	16	of	18

Lurie Investments, Inc.

By:	/s/ Mark Slezak

Mark Slezak Chief Executive Officer

WASK Investments, LLC

By:	/s/ Mark Slezak

Mark Slezak Managing Member

LFT Partnership

By:	/s/ Mark Slezak

Mark Slezak Investment Manager

Ann and Robert H. Lurie Foundation

By:	/s/ Mark Slezak

Mark Slezak Vice President